

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2016

Mail Stop 4561

Maksim Charniak
Chief Executive Officer
Glolex, Inc.
Unit 9647
13 Freeland Park
Wareham Road
Poole BH16 6F
United Kingdom

> **Re: Glolex, Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **File No. 333-211986**
> **Filed August 31, 2016**

Dear Mr. Charniak:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated July 7, 2016.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment one that you do not believe that you are a shell company due to the "significant effort and time" that your management has devoted to the development of your business and the two executed contracts that you entered into to develop your platform. These activities appear to comprise organization and development stage activities of a shell company. In light of the fact that you have limited revenues, the nominal amounts expended for the development of your platform, and the absence of any full-time employees, it appears you are still a shell company. Please

revise your prospectus cover page, risk factors, and future sales by existing stockholders sections to address your shell company status under Rule 405 of the Securities Act and any restrictions for resale under Rule 144(i)(2) where appropriate.

2.   We note your response to prior comment two regarding where your business operations will be conducted. We note that you currently have no employees beyond one part-time officer. Please revise to clarify how you will conduct "all operations" in England prior to hiring employees or establishing an office in England. Also, where appropriate, please clarify where Mr. Charniak will be based in the next 12 months and whether any significant corporate activities or operations will be conducted in Lithuania or Belarus. For example, we note that there are two consulting projects described on page F-12, but there is no indication who is performing this consulting work or where the clients are located.

3.   You report revenues of $8,000 in your interim financial statements for the three-month period ending June 30, 2016. However, elsewhere in the filing you disclose that no revenues have been generated to date (i.e., pages 17, 23, 26). Please revise these disclosures to clarify that limited revenues have been generated to date.

4.   Your liquidity discussion references $7,600 in revenues to date, which appears to refer to your June 30, 2016 "net profit." Please revise. Also, you disclose "earned income" from operations of $7,600 on page 8. Please clarify whether this represents your "net profit" as disclosed in your statement of operations or revise.

Summary Financial Information, page 6

5.   Please revise your reference to "audited" financial statements for the Summary Financial Information as of and for the three months ending June 30, 2016.

Anonymity, page 25

6.   Please clarify whether your platform users will enter into an attorney-client arrangement with your attorneys that use your platform, whether they will identify themselves to their lawyers with personal details, and whether they will sign any agreements that formalize this attorney-client relationship. Clarify what legal rights users receive, such as attorney-client or work product privileges.

Government Regulation, page 28

7.   We note your responses to prior comments 12, 13, and 15 regarding the proposed operation of the proposed legal referral function of your platform as well as your belief that your services would be outside the scope of the United Kingdom's Solicitors Regulation Authority ("SRA") because you do not provide legal consultations directly. Please revise to clarify whether you have requested the SRA or similar legal regulators to

specify whether your platform, referral feature, anonymity functionality, and fee collection activities would be subject to their regulatory jurisdiction. If not, please revise to provide a more detailed analysis of why you believe your platform and services would not be subject to the regulatory jurisdiction of the SRA and be considered the unauthorized practice of law.

Directors, Executive Officers, Promoter and Control Persons, page 31

8.   We note your response to prior comments 16 and 17 regarding the UAB Almaxx Group and that Mr. Charniak is a director of this entity. Please revise to describe Mr. Charniak's role with the UAB Almaxx Group and describe its business and connection with your software consultant UAB Almaxx Group.

Audited Financial Statements, page F-1

9.   Please revise to clearly label each of the financial statements included in the filing as unaudited or audited.

Exhibits

10.   Your response to prior comment 18 indicates that you have filed your Subscription Agreement as Exhibit 99.1. We note it is still not filed and the exhibit index still indicates it was previously filed.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services